Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Thomas J. Fallon

To:	All Eligible Employees

Date:	January 25, 2010

I am pleased to announce that today, Infinera launched a voluntary, one-time stock option exchange offer to allow eligible employees who received certain stock option grants the opportunity to exchange those options for a lesser number of RSUs or new options with a per share exercise price equal to the closing sale price of our common stock on the new award grant date, which is expected to be February 22, 2010 (the “Offer”). Only options granted before January 25, 2009, under the Infinera Corporation 2007 Equity Incentive Plan with an exercise price per share greater than $8.16, whether vested or unvested, that remain outstanding as of the expiration of this Offer, are eligible to be exchanged. This Offer currently is scheduled to expire on February 22, 2010, at 9:00 p.m., Pacific Time and new awards are scheduled to be granted on the same day.

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the document titled “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010” (referred to as the “Offer to Exchange”) which is attached to this email. In addition, to help you recall which of your options are eligible for exchange under this Offer and to give you the information necessary to make an informed decision, please refer to the schedule available via the Infinera Offer website at https://infinera.equitybenefits.com. This schedule will list your outstanding option grants that are eligible options, the grant date of your eligible options, the exercise price of your eligible options, the number of shares subject to your eligible options that are vested and exercisable as of January 25, 2010, and the vesting schedule of your eligible options. If you did not receive a schedule of your eligible options, are unable to access the Offer website, or need additional copies of such schedule, you may contact Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.

To help explain the Offer and to answer any questions you may have, an employee meeting will be held today, January 25, 2010, at 1:00 p.m. (Pacific) at the Company’s Sunnyvale headquarters. If you cannot attend in person, you may dial-in to +1 (888) 619-1583, passcode: 2401569030.

We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer potentially is very important to you and recommend that you take the time to study the materials, ask questions if needed and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate in the Offer and you will retain your current options under their current terms and conditions. The Offer to Exchange document contains a number of questions and answers that are intended to address any questions that you may have regarding the Offer. If, after reviewing the materials, you still have questions about the Offer that are not addressed in the materials, please contact Valerie Hopkins by phone at +1 (408) 543-7818 or email at optionexchange@infinera.com.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We recommend that you consult with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer.

If you choose to participate in the Offer, you will need to deliver a completed election via the Infinera Offer website.

If we have not received, via the website, your properly completed, signed and dated election before the Offer expires, you will have rejected this Offer and you will keep your current options.

Thank you,

Thomas J. Fallon
President and Chief Executive Officer

Attachments:

Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Awards, dated January 25, 2010

Website access information: https://infinera.equitybenefits.com

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